

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Frank Igwealor
Chief Executive Officer
Givemepower Corporation
370 Amapola Ave., Suite 200A
Torrance, CA 90501

> **Re: Givemepower Corporation**
> **Amendment No. 4 to Form 10-12G**
> **Filed August 12, 2020**
> **File No. 000-31006**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10 filed August 12, 2020

General

1. Please tell us when you intend to file your Form 10-Q for the quarter ended June 30, 2020.

2. We note disclosure in footnote 5 to the financial statements that on May 20, 2020 the company purchased a property located in an opportunity zone in Los Angeles County. Please provide the disclosure required by Items 101 and 102 of Regulation S-K.

9. Related Party Transactions

3. We note your disclosure that you acquired a property on May 20, 2020. Please provide us with more information with respect to this property including, but not limited to:
    *   The type of property acquired (e.g. single family residential, multi-family residential, office)
    *   Whether you intend to make any significant renovations to the property and if so the

　　　　　　　nature of those renovations
- If the property has rental history prior to being acquired by the company
- Whether you intend to hold and operate the property as a rental property

In addition, please tell us how you considered the guidance in Rule 8-06 of Regulation S-X in determining whether you should provide an audited statement of revenues and certain operating expenses with respect to the property.

Item 7. Certain Relationships and Related Transactions, and Director Independence

4.　　We note in the notes to the financial statements you disclose that you borrowed $221,498 from a company controlled by your controlling shareholder to purchase a real estate property. Please disclose this related party transaction and the material terms of the loan.

Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2020
Consolidated Statements of Operations

5.　　Please revise the column headings in the consolidated statements of operations to clearly identify the first column as containing information for the three months ended June 30, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction